April 12, 2012

VIA EDGAR

Patrick Gilmore,

Accounting Branch Chief

Mail Stop 4561

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-9303

Re:	VeriFone Systems, Inc.
Form 10-K for the Fiscal Year Ended October 31, 2011
Filed December 23, 2011
Form 8-K/A filed August 10, 2011
Form 8-K/A filed March 19, 2012
File No. 001-32465

Dear Mr. Gilmore:

VeriFone is in receipt of the Staff’s comment letter of April 2, 2012. This letter confirms that the Company plans to submit its response by April 30, 2012 to the Staff’s comment letter. We appreciate the Staff’s accommodation of our extension request.

Very truly yours,

/s/ Albert Liu

Albert Liu
EVP, Corporate Development & General Counsel
VeriFone Systems, Inc.

cc:	Jaime John, Staff Accountant
Christine Davis, Assistant Chief Accountant
(Securities and Exchange Commission)

Douglas G. Bergeron, Chief Executive Officer Robert Dykes, EVP and Chief Financial Officer (VeriFone Systems, Inc.)